UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No. 001-40302

PAYSAFE LIMITED

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

On July 29, 2026, Paysafe Limited (the "Company") launched a transaction to amend and extend to 2030 its existing $814 million USD First Lien Term Loan and €586 million EUR First Lien Term Loan, each of which is currently due in 2028 (the "Refinancing Transaction"). In conjunction with the proposed Refinancing Transaction, the Company is also in the process of refinancing its existing $305 million Revolving Credit Facility due 2027 into a new upsized five-year facility. In connection with the launch of the Refinancing Transaction, the Company's preliminary second quarter select financial results are hereby furnished as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Paysafe Limited under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Preliminary second quarter selected financial results of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2026	PAYSAFE LIMITED

	By:	/s/ John Crawford
	Name:	John Crawford
	Title:	Chief Financial Officer